UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100

Kuala Lumpur, Malaysia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into Share Sale Agreement in Respect of Rainbow Worldwide Co., Ltd

On April 4, 2024, Starbox Group Holdings Ltd., a Cayman Islands company (the “Company”), as the issuer, and its indirect wholly owned subsidiary, Irace Technology Limited, a British Virgin Islands company (“Irace Technology”), as the purchaser, entered into a share sale agreement (the “Share Sale Agreement”), with the four current shareholders of Rainbow Worldwide Co., Ltd (collectively, the “Rainbow Worldwide Shareholders”), as the sellers, with respect to Rainbow Worldwide Co., Ltd, a company incorporated in Samoa (“Rainbow Worldwide”).

Pursuant to the Share Sale Agreement, Irace Technology agreed to acquire 100,000 shares of Rainbow Worldwide (the “Sale Shares”), representing 100% of the issued and paid-up share capital in Rainbow Worldwide, from the Rainbow Worldwide Shareholders. In consideration for the sale of Sale Shares, the Company agreed to issue to the Rainbow Worldwide Shareholders, an aggregate of 18,000,000 ordinary shares (per share price of US$0.25) of the Company with an aggregate value of US$4,500,000 (the “Consideration Shares”). The Consideration Shares will be issued to the Rainbow Worldwide Shareholders on a closing date as may be agreed upon among the Company, Irace Technology, and the Rainbow Worldwide Shareholders, subject to the satisfaction by the Rainbow Worldwide Shareholders of their obligations under the Share Sale Agreement.

The foregoing description of the Share Sale Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Sale Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Share Sale Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on April 4, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-274484), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Share Sale Agreement between the Company, Irace Technology Limited, and the Rainbow Worldwide Shareholders dated April 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: April 5, 2024	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer